UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC ASIA PETROLEUM, INC.
(Exact name of registrant as specified in its charter)

Delaware	30-0349798
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

250 East Hartsdale Avenue Hartsdale, New York	10530
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.001 per share	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement on Form 8-A relates to the registration of common stock, par value $0.001 per share (the “Common Stock”), of Pacific Asia Petroleum, Inc., a Delaware corporation (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on the NYSE Amex LLC. The Common Stock is presently quoted on the OTC Bulletin Board under the symbol “PFAP.”

Common Stock

We are authorized to issue up to 300,000,000 shares of Common Stock, par value $0.001 per share. As of November 3, 2009, 43,682,939 shares of Common Stock are currently issued and outstanding. The Company has authorized and reserved 2,535,800 shares of Common Stock for issuance under the Company’s 2007 Stock Plan, and 6,000,000 shares of Common Stock for issuance under the Company’s 2009 Equity Incentive Plan.  As of November 3, 2009, an aggregate of 1,285,800 shares of Common Stock were issuable upon exercise of outstanding stock options under the 2007 Stock Plan, an aggregate of 30,000 shares of Common Stock were issuable upon exercise of outstanding stock options under the 2009 Equity Incentive Plan, and an aggregate of 836,400 shares of Common Stock were issuable upon exercise of outstanding stock options issued outside of a Company incentive stock plan. Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters.  Our bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors.  Stockholders do not have preemptive rights to purchase shares in any future issuance of our Common Stock.

The holders of shares of our Common Stock are entitled to dividends out of funds legally available when and as declared by our board of directors.  Our board of directors has not, to date, paid any cash dividends on our Common Stock. The Company has no current plans to pay dividends on its Common Stock and intends to retain earnings, if any, for working capital purposes. Any future determination as to the payment of dividends on the Common Stock will depend upon the results of operations, capital requirements, the financial condition of the Company and other relevant factors.

All of the issued and outstanding shares of our Common stock are duly authorized, validly issued, fully paid and non-assessable.  To the extent that additional shares of our Common Stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue up to 50,000,000 shares of Preferred Stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any Preferred Stock so issued by the board of directors may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of Preferred Stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.  Of the 50,000,000 total number of shares of Preferred Stock, 30,000,000 shares have been designated “Series A Convertible Preferred Stock.”

No shares of Preferred Stock are currently outstanding. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Warrants

In connection with a Company private placement that closed May 7, 2007, the Company issued to certain private placement agents net-exercisable warrants to purchase an aggregate of 1,860,001 shares of Company Common Stock at prices ranging between $1.25 and $1.50 per share, which warrants will expire on May 7, 2012.  As of November 3, 2009, the Company had warrants outstanding to purchase (i) an aggregate of 1,282,147 shares of Common Stock at a price per share of $1.25; (ii) an aggregate of 200,000 shares of Common Stock at a price per share of $1.375; and (iii) an aggregate of 200,000 shares of Common Stock at a price per share of $1.50.

Transfer Agent and Registrar

Our independent stock transfer agent is Continental Stock Transfer and Trust Company, located in New York, New York. Their mailing address is 17 Battery Place, New York, New York 1004. Their phone number is 212.509.4000.

Item 2.   Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on NYSE Amex LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 3, 2009	PACIFIC ASIA PETROLEUM, INC.

	By:	/s/ Frank Ingriselli
Frank Ingriselli
President and Chief Executive Officer